May 12, 2005
Mail Stop 0305

Via U.S. Mail and Facsimile

Larry J. Goddard
Chief Financial Officer
P.A.M. Transportation Services, Inc.
297 West Henri De Tonti Blvd
P.O. Box 188
Tontitown, Arkansas 72770-0188

RE:	P.A.M. Transportation Services, Inc. (the "Company")
	Form 10-K for the fiscal year ended December 31, 2004
	File No. 0-15057
	Schedule 14A Proxy Statement filed on April 21, 2005
	File No. 0-15057


Dear Mr. Goddard:


We have reviewed your response letter dated April 27, 2005 and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comments are not applicable or a revision is unnecessary. We also ask you to provide us with supplemental information so we may better understand your disclosure. Please be as detailed as necessary. We look forward to working with you in these respects and welcome any questions you may have about any aspects of our review.

Please respond to confirm that the comment will be complied with, or, if the comment is deemed inappropriate by the Company, advise the staff of the reason thereof. Pursuant to Rule 101(a)(3) of Regulation S-T, your response should be submitted in electronic form, under the label "corresp" with a copy to the staff. Please respond within ten (10) business days.



Form 10-K for the fiscal year ended December 31, 2004

Note 1 - Accounting Policies
- Revenue Recognition, page 36

1. We note your response to our prior comment number three.
Please
clarify your revenue recognition policy in future filings to specifically state that expenses related to freight in transit at the end of a reporting period are recognized as incurred.

Note 18 - Acquisitions, page 50

2. We note your response to prior comment number six and the reasons why you believe that intangible assets which require recognition apart from goodwill did not exist at the time of acquisition. Reference is made your response regarding customer base. We note that you determined that the customer base acquired in connection with the acquisition of East Coast Transport, Inc. did not meet the criteria for recognition apart from goodwill based upon the guidance outlined in paragraph B165 of SFAS No. 141, which is also premised on the view that a customer base is a group of customers that are not known or identifiable to the entity (such as customers of a fast-food franchise). We note although the customers are not bound by contracts, each customer order is negotiated individually which appears to indicate that the nature of the business requires the customer to be known and identifiable. This is further supported by the fact that you also acquired a customer list as part of the acquisition. In this regard, please tell us how you considered these factors in determining whether customer-related intangible assets (i.e. noncontractual customer relationships) separate from goodwill existed at the time of acquisition. We may have further comment upon receipt of your response.

3. We note your response regarding brokerage agents. Please supplementally explain in further detail why you believe your agent relationships represent workforce in place. Tell us the relevant guidance which supports your position. Further, you disclose that due to the open nature of the agreements which allow for termination without penalty or indefinite extension made the estimation of a useful life extremely uncertain. However, paragraph B174 of SFAS No.
141 states that a present value technique might often be the best available technique to estimate the fair value of an acquired intangible asset, and such technique requires judgment in estimating the period and amount of expected cash flows which incorporates assumptions such as future contract renewals and other benefits that might result in acquisition related synergies. It also states that past history often provides evidence that the contracts or rights are generally renewed without substantial cost and effort. Tell us how you considered paragraph B174 of SFAS No.141 in determining whether an intangible asset separate from goodwill should be recognized for contracts with such brokerage agents. We may have further comment upon receipt of your response.

Schedule 14A Proxy Statement
Compensation Committee Interlocks and Insider Participation

4. The discussion on page 7 of your Schedule 14A Proxy Statement regarding transactions with certain entities affiliated with your executive officers is inconsistent with that provided in Note 7 to your audited financial statements. In future filings, please reconcile and revise these disclosures.

* * * * * * * *

You may contact Jean Yu at (202) 551-3305 or Linda Cvrkel, Branch
Chief at (202) 551-3813 if you have questions regarding comments on the financial statements and related matters.

								Sincerely,


								Linda Cvrkel
								Branch Chief

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Larry J. Goddard
P.A.M. Transportation Services, Inc.
May 12, 2005
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